



11020746

SECURITI   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8-27970

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATE U.S., LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 MAIN STREET

(No. and Street)

COLD SPRING HARBOR	NEW YORK	11742
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES O'REILLY

                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLC

(Name – *if individual, state last, first, middle name*)

1001 BRICKELL BAY DRIVE, 9TH FLOOR	MIAMI	FLORIDA	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, JAMES O'REILLY _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
GATE U.S., LLC _____ , as

of DECEMBER 31 _____, 20 10 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Executive Officer/ President
Title

_____
Notary Public

GISLAINE AUGUSTIN
Notary Public, State of New York
No. 01AU6105405
Qualified in Queens County
Commission Expires February 9, 20 12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

CONTENTS:



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

We have audited the accompanying statement of financial condition of GATE U.S., LLC (the "Company") (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2010 , and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GATE U.S., LLC (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the members' willingness and ability to provide the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	271,590
Prepaid expenses and other assets		9,846
	$	**281,436**

LIABILITIES AND MEMBER'S EQUITY

COMMITMENTS AND CONTINGENCIES (NOTE 6)

Member's equity	$	**281,436**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

OPERATING EXPENSES:

Professional fees	$	63,353
License and registration		14,445
Occupancy		4,400
Travel, meals and entertainment		3,822
General and administrative		11,546
TOTAL OPERATING EXPENSES		97,566
NET LOSS	$	(97,566)

The accompanying notes are an integral part of these financial statements.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	MEMBER'S CAPITAL	ACCUMULATED DEFICIT	MEMBER'S EQUITY
BALANCES, JANUARY 1, 2010	$ 38,197	$ (29,195)	$ 9,002
MEMBER CONTRIBUTIONS	370,000	-	370,000
NET LOSS	-	(97,566)	(97,566)
BALANCES, DECEMBER 31, 2010	$ 408,197	$ (126,761)	$ 281,436

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (97,566)
Adjustments to reconcile net loss to net cash	
used in operating activities	
Changes in operating assets and liabilities:	
Prepaid expenses and other assets	(8,346)
Accounts payable and accrued expenses	(5,000)
TOTAL ADJUSTMENTS	(13,346)
NET CASH USED IN OPERATING ACTIVITIES	(110,912)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member contributions	370,000
NET INCREASE IN CASH	259,088
CASH AT BEGINNING OF YEAR	12,502
CASH AT END OF YEAR	$ 271,590

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

1.   DESCRIPTION OF BUSINESS

Operations

GATE U.S., LLC (the "Company") was organized in the State of New York on February 3, 2009, and it is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned subsidiary of Global Alternative Trading Engine, LLC (the "Parent") and has had very few transactions since its organization.   The Company expects to expand its operations as a broker-dealer during 2011.

The Company has not generated revenues to maintain its operations and thus is dependent on the Member to make capital contributions from time to time to maintain compliance with Rule 15c3-1. The Member has committed to continue providing the necessary capital to maintain compliance with Rule 15c3-1.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2010, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Clearing Arrangements

As of December 31, 2010, the Company is in the process of finalizing an agreement with a clearing broker to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

2.   SIGNIFICANT ACCOUNTING POLCIES (CONTINUED)

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its member and taxed depending on the member's tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in operating expenses.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2011, which is the date the financial statements were available to be issued.

New Accounting Pronouncements

Consolidation of Variable Interest Entities

In June 2009, the Financial Accounting Standards Board ("FASB") issued an accounting standard update that amends existing guidance on the consolidation of variable interest entities ("VIEs"). Among other provisions, this update replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The update is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The adoption of this standard did not have an impact on the Company's financial statements.

3.   NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010, the Company had net capital of $271,590 which was $266,590 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2010, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0 to 1.

4.   RELATED PARTIES

Expense Sharing

On April 1, 2009, the Company entered into an expense sharing agreement with its Parent, whereby the Parent agreed to pay for certain general overhead expenses of the Company. The Parent is reimbursed certain monthly expenses which include occupancy and utilities expense. For the year ended December 31, 2010, the Company reimbursed the Parent approximately $22,000, which is included in operating expenses in the accompanying statement of operations.

5. MEMBER'S CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and the member is not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

ACCOMPANYING INFORMATION

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

CREDITS	
Member's equity	$ 281,436
DEBITS	
Prepaid expenses and other assets	9,846
NET CAPITAL	271,590
MINIMUM NET CAPITAL REQUIREMENT	
6-2/3% of aggregate indebtedness of $0	
or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 266,590
EXCESS NET CAPITAL @ 1,000%	$ 265,590
RATIO OF AGGREGATE INDEBTEDNESS	
TO NET CAPITAL	0 to 1
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ -

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5,
PART II FILING AS OF DECEMBER 31, 2010

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF
GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2010

The Company is exempt from Rule 15c3-3 under (k) (2) (ii) because all customer transactions are expected to clear through other broker-dealers on a fully disclosed basis. During the year ended December 31, 2010, the Company did not hold customers' funds or securities.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2010

As of December 31, 2010 and during the year ended December 31, 2010, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS


REPORT ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

In planning and performing our audit of the financial statements and accompanying information of GATE U.S., LLC (the "Company") (A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC) as of December 31, 2010 and for year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-13-

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
GATE U.S., LLC
(A Wholly-Owned Subsidiary of Global Alternative Trading Engine, LLC)

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by GATE U.S., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GATE U.S., LLC's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). GATE U.S., LLC's management is responsible for the GATE U.S., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Reviewed Form SIPC-7 prepared by the Company and noted that no payments were due;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2010 to December 31, 2010, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2010 to December 31, 2010 supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLC

Miami, Florida
February 25, 2011

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | **T** 305 373 5500 **F** 305 373 0056 | www.mbafcpa.com

GATE U.S., LLC
(A WHOLLY-OWNED SUBSIDIARY OF GLOBAL ALTERNATIVE TRADING ENGINE, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2010



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS